UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
GenVec, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
37246C109
(CUSIP Number)
Jeffrey I. Martin
Rho Capital Partners, Inc.
152 West 57th Street, 23rd Floor
New York, New York 10019
212-751-6677
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 28, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37246C109
This Amendment No. 4 to Schedule 13D for GenVec, Inc., a Delaware corporation (“GenVec” or the “Issuer”), amends and restates in its entirety a statement on Schedule 13D, originally dated August 21, 2003, as amended December 4, 2003, April 15, 2004 and January 25, 2007, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation (“Rho”), and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, of shares of Common Stock, par value $0.001 per share (the “Common Stock”), of GenVec. This Amendment is filed to amend Items 5(c) and 6 in the Schedule 13D as previously filed.
Item 5. Interest in Securities of the Issuer
(c) On August 28, 2007, Rho Investment Partners “H”, L.P. acquired the 1,639,929 shares of the Issuer’s Common Stock which it had the right to acquire pursuant to the Agreement (as defined below), which had been previously reported as beneficially owned in Amendment No. 3 to this Schedule 13D filed on January 25, 2007.
There were no other transactions in the Common Stock by the reporting persons in the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As previously reported, Rho Investment Partners “H”, L.P., an affiliate of Rho, entered into a Loan Modification Agreement, dated November 28, 2003 (the “Agreement”), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to the Agreement, such Rho affiliate was eligible to purchase 1,639,929 shares of the Issuer’s Common Stock, in consideration for the cancellation of a previously contracted debt. In accordance with the terms and conditions of the Agreement, on August 28, 2007, Rho Investment Partners “H”, L.P. acquired the 1,639,929 shares of the Issuer’s Common Stock, which had been previously reported as beneficially owned in Amendment No. 3 to this Schedule 13D filed on January 25, 2007. Rho Investment Partners “H”, L.P. no longer has any right to acquire any share of the Issuer’s Common Stock pursuant to the Agreement.
Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
The following documents are included as exhibits:
A.	Joint Filing Agreement*

B.	Loan Modification Agreement, dated November 28, 2003.**

*	Incorporated herein by reference from statement on Schedule 13 filed by the reporting persons with respect to the common stock of GenVec, Inc., for reporting date August 21, 2003.

**	Incorporated herein by reference from statement on Schedule 13 filed by the reporting persons with respect to the common stock of GenVec, Inc., for reporting date November 28, 2003.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 5, 2007.

RHO CAPITAL PARTNERS, INC.
By:	/s/ Joshua Ruch
Title: Chief Executive Officer

JOSHUA RUCH
/s/ Joshua Ruch

HABIB KAIROUZ
/s/ Habib Kairouz

MARK LESCHLY
/s/ Mark Leschly